Contact

www.linkedin.com/in/
nishikaderosairo (LinkedIn)

Top Skills

Marketing
Telecommunications
Program Management

Nishika de Rosairo

CEO & Founder at HumanQ | Forbes Coaches Council
San Francisco Bay Area

Summary

I'm a serial entrepreneur and leader who has spent the last 18 years focused on two key things – people and impact in organizations ranging from Deloitte Consulting to Apple, Cisco, Salesforce, Levi, and others, to the startups of Silicon Valley. On a mission to unlock the human potential of the world, I founded HumanQ to address the pain points felt by both individuals and organizations in having access to the right development opportunities.

Dualing as an artist, having extensively lived on 4 continents and traveled to 65+ countries, I approach solutions with a unique perspective that focuses on the trifecta of how individuals, organizations, and societies can all win when workforces are developed and unlocked with the future in mind.

Experience

HumanQ
CEO + Founder
October 2017 - Present (5 years 11 months)
Silicon Valley | Global

At HumanQ we partner with Customers to solve their top 5 organizational priorities through an accelerated and scalable path to high impact. Our Group Coaching model is pre-designed for transformation and in the process increases engagement, retention, belonging, well-being, inclusion, and purpose, all while re-enacting the water cooler conversation across functions and geographies.

Forbes Coaches Council
Member
December 2022 - Present (9 months)
United States

New Zealand Trade and Enterprise
Beachhead Advisor + Technology Advisory Panel

July 2017 - Present (6 years 2 months)

Provide strategic advisory services and networks to CEO's and executive teams from New Zealand companies who are entering or expanding their presence in North America.

University of Washington
18 years 1 month

Advisory Board Member, Employer Advisory Board
July 2018 - January 2023 (4 years 7 months)

Advisory Board Member, Center for International Business Education Review (CIBER)
January 2016 - June 2020 (4 years 6 months)
Seattle

One of 17 Federal Grants provided within the U.S. for the development and advancement of international business education.

Founder and Co-Lead, Business Mentoring Connections
January 2006 - May 2016 (10 years 5 months)
Seattle

Founder of Business Mentoring Connections, a mentoring program in partnership with the University of Washington enabling junior and senior students to be paired with industry professionals for ongoing mentoring and development. The program has touched the lives of hundreds of students over 10 years, and to date we continue to be a best practice program with other top universities seeking guidance into our success measures and metrics.

Advisory Council Member, Center for International Studies in Business (CISB)
January 2006 - October 2009 (3 years 10 months)
Seattle

Council Member providing consultation on education, leadership, and community partnerships.

Advisory Board Member
January 2005 - August 2009 (4 years 8 months)
University of Washington

Board Member providing consultation on organizational partnerships, curriculum design, and leadership opportunities.

Lehigh @ Nasdaq Entrepreneurial Center
Advisory Board Member

March 2018 - March 2020 (2 years 1 month)

The Lehigh@NasdaqCenter is an exclusive academic in-residence collaboration between Lehigh University and the Nasdaq Entrepreneurial Center. Its mission is to foster the next generation of entrepreneurs and innovators by educating, connecting, and inspiring students to create impact in the world. The role of the advisory board is to provide guidance on the development of programs and initiatives at Lehigh@Nasdaq Center.

Empoder
Advisory Board Member
April 2015 - April 2017 (2 years 1 month)
Silicon Valley

A non-profit organization promoting technology related education advancement in middle school and high school girls in the Silicon Valley and beyond.

UPWARD Women
Advisory Board Member
January 2016 - January 2017 (1 year 1 month)
Silicon Valley

An organization promoting women's leadership and advancement with chapters in San Francisco Bay Area, New York, Seattle, Chicago, Los Angeles, Austin, London, Tel Aviv, and soon-to-be Buenos Aires.

The University of Auckland Graduation Commencement Speaker
Graduation Commencement Speaker
May 2016 - May 2016 (1 month)
New Zealand

Graduation commencement speaker for the Faculty of Arts at the University of Auckland in New Zealand.

UP Global
Advisory Board Member, Startup Women
January 2014 - January 2015 (1 year 1 month)
Seattle

Supported by Google for Entrepreneurs, and the Blackstone Charitable Foundation, Startup Women is focused on enabling startup women growth and representation across multiple industries and fields.

Salesforce
Human Resources Partner

October 2011 - January 2014 (2 years 4 months)
San Francisco

Partnered with Executive-level clients in Sales Development, Sales Strategy, Sales Enablement, and Industries to design and deliver talent strategies and programs aligned to business goals and growth. Coached across all levels of the organization to build bench strength, support organization succession plans, and create next level human impact.

Cisco
Human Resources Partner
January 2010 - October 2011 (1 year 10 months)
San Francisco

Played a critical role in the integration of Webex India and China into Cisco. Partnered with Executive-level clients in WebEx and Network Securities to design and deliver talent strategies and programs aligned to business goals and growth. Coached across all levels of the organization to build bench strength, support organization succession plans, and create next level human impact.

WOMAN, Inc.
Vice President of Board
April 2010 - August 2011 (1 year 5 months)
San Francisco

Vice President to Board advising on day-to-day activity and strategic direction of organization.

Deloitte
Senior Human Capital Consultant
August 2005 - January 2010 (4 years 6 months)
Seattle

Lead technology implementations, HR transformations, merger and acquisition blueprinting, and large scale deployment strategy and adoption across multiple client companies including:
Apple
Cisco
Levi
Chevron
Juniper Networks
Providence Health & Services
Catholic Health Initiatives

Education

University of Washington

MBA · (2003 - 2004)

The University of Auckland

Honors Degree, Organizational Change and Innovation (1st class Honors) · (2002 - 2003)

The University of Auckland

Bachelor of Commerce, Management & Employment Relations / Accounting · (1999 - 2002)